Exhibit (a)(5)

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May 9, 2005                                   To obtain a copy of our Offer or
                                              the Letter of Transmittal, visit
                                              our website at www.mpfi.com
                                              (click on MPF Tenders)






TO:           UNIT HOLDERS OF NATIONAL PROPERTY INVESTORS 6

SUBJECT:      AMENDED AND EXTENDED OFFER TO PURCHASE UNITS AT $55 PER UNIT

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you March 23, 2005 (the "Offer") made by MPF-NY 2005, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF SPECIAL FUND 8, LLC, MP FALCON GROWTH FUND 2, LLC, MP VALUE FUND 7, LLC, MPF FLAGSHIP 9, LLC, MPF DEWAAY PREMIER 2, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers"), who are offering to purchase up to 30,000 Units of limited partnership interest (the "Units") in NATIONAL PROPERTY INVESTORS 6 (the "Partnership").

        The Purchasers are extending the Expiration Date to May 20, 2005

The Purchasers currently have sufficient funded capital to fund all of their commitments under this offer and all other tender offers they are presently making. If the Offer is very successful, the Partnership could end up having fewer than 300 unit holders, which could result in it being deregistered and the loss of the associated protections of registration. Although the Purchasers are purchasing Units, and not the Partnership's underlying assets, the Purchasers are purchasing the Units because of the value of the underlying assets. If you tender your Units to us, we will pay you promptly after the close of the Offer and confirmation of transfer by the general partner.

As of the date hereof, a total of 729 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date. After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on orange paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357. If you need a copy of our Offer or the Letter of Transmittal, the most current version can be obtained from the SEC's EDGAR database at www.sec.gov or our website at www.mpfi.com (click on MPF Tenders). If you have already submitted a Letter of Transmittal, and you still wish to sell your Units, there is no need to do anything as your Units are already accounted for by the Purchasers.

This Offer expires (unless extended) May 20, 2005.